Exhibit 99.1

CAESARSTONE ANNOUNCES DEPARTURE OF CEO

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that Yos Shiran, the company's CEO, has informed the Company that he is resigning to pursue other interests. Mr. Shiran will continue to serve as CEO of the company for the next three months. Caesarstone's Board of Directors has begun the search for the Company’s next CEO and is committed to a seamless transition.

Yonathan Melamed, Chairman of the Board of Caesarstone, commented, "On behalf of the board, I would like to express our sincere appreciation and gratitude to Yos Shiran for his many outstanding contributions to Caesarstone. We were fortunate to have him lead the Company to many notable achievements since his appointment as CEO in January 2009. Yos' extraordinary vision, business acumen and leadership guided Caesarstone to its position as the global countertop market leader with a strong brand recognized around the world, innovative products, a culture of excellence and position for continued growth in the future".

Yos Shiran, Chief Executive Officer of Caesarstone, said, “It has been an honor to lead Caesarstone these past 7 and a half years. I am proud of what we have accomplished as a team and I am convinced that Caesarstone has the strength and capabilities to continue its growth as a strong force in our industry globally. It has also been my great privilege to work with dedicated and skilled employees at Caesarstone and with committed suppliers and customers around the world. I am grateful for the hard work Caesarstone’s team have invested to turn our company into a global leader with best in class performance in the industry".

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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ICR, Inc.
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